Filed by Marriott International, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

Starwood Hotels & Resorts Worldwide, Inc.

Commission File No.: 001-07959

The following are key message points for use by Marriott International senior executive management in communications with various stakeholders regarding the proposed merger of Marriott International and Starwood Hotels & Resorts.

Executive Message Points

•	Marriott International has signed an agreement to acquire Starwood Hotels & Resorts in a merger transaction to become the biggest hotel company in the world. To be headquartered in Bethesda, MD and led by Arne Sorenson, the combined company will have a 30-brand portfolio of more than 5,500 hotels in over 100 countries that include such well-known brands as The Ritz-Carlton, St. Regis, W, Sheraton, EDITION, Westin and JW Marriott, Marriott, Courtyard, and Residence Inn. The transaction is expected to close mid-2016 and both companies will operate as usual until then.

•	As part of our planned combination, each brand will retain its unique identity, characteristics and personality. The combination of our brands is compelling because we are so complementary: Starwood’s global distribution especially in the lifestyle and leisure segments, and Marriott’s strength in North America and in the group, business and limited service segments, along with the entry of exciting new lifestyle brands such as Moxy, AC by Marriott, EDITION and Autograph Collection.

•	Marriott Rewards, with 54 million members, and Starwood Preferred Guest, with 21 million members, are the two most recognized hotel loyalty programs. Our programs and portfolios complement each other well and we intend to draw upon the best of both programs to provide more value for our guests and hotels.

•	This transaction will increase our scale, broaden our distribution, and add talented associates who will contribute to our future growth. Scale also yields cost efficiencies that drives economic returns to owners and franchisees and encourages new hotel development.

•	Our companies are also well-matched on the innovation front. We pride ourselves on many firsts as our company has evolved, including most recently significant leaps in the digital and design space. Meanwhile, Starwood is well-respected for its forward thinking, consumer marketing and development in the lifestyle segment.

•	This planned merger will fuel growth: growth of brand choices, growth of geographic reach, growth of loyal guests, growth of the owner and franchisee community, growth of shareholder value, and growth of investment in our people. We expect the result to be a better experience for our guests and greater financial benefits for us and our owners and franchisees.

•	Our business model doesn’t change. We remain committed to our asset-light management & franchise model and minimizing capital investment to drive growth in our business. We also remain committed to returning meaningful value to shareholders through dividends and share repurchases while maintaining a strong balance sheet and investment grade debt rating

•	This move is all about reaching our goal to have the right product in the right place to serve our loyal guests and capture new ones, as we pursue our vision of being the World’s Favorite Travel Company.

Note: Until the transaction closes, the two companies must continue to operate as separate companies, including continuing to compete where they would compete prior to the transaction. If there is a need to communicate with a counterpart at Starwood about something in relation to the transaction or post-closing integration, please contact the Law Department for further guidance.

No Offer of Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction will be submitted to Marriott’s and Starwood’s stockholders for their consideration. In connection with the proposed transaction, Marriott will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Marriott and Starwood that will also constitute a prospectus of Marriott. Investors and security holders are urged to read the joint proxy statement and registration statements/prospectuses and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

Participants in Solicitation

Marriott, Starwood, and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Marriott’s directors and executive officers in Marriott’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 19, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 7, 2015. Information regarding the names, affiliations and interests of Starwood’s directors and executive officers may be found in Starwood’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 25, 2015, and its definitive proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 17, 2015. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Note on forward-looking statements: This communication contains “forward-looking statements” within the meaning of U.S. federal securities laws, including the parties’ plans for closing the transaction; the resulting impact on the size of Marriott’s operations; statements concerning the benefits of the transaction, including the combined company’s future financial and operating results, plans and expectations; and anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the receipt of necessary consents, and other risk factors that we identify in our most recent quarterly report on Form 10-Q and in our most recent current report on Form 8-K. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this communication. We make these forward-looking statements as of the date of this communication. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.